January 15, 2025

Juan Vera
Chief Executive Officer
Marker Therapeutics, Inc.
2450 Holcombe Blvd, Suite BCM-A, MS: BCM251
Houston, TX 77021

       Re: Marker Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed January 10, 2025
           File No. 333-284233
Dear Juan Vera:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Mark A. Catchur, Esq.